SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014	14

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Savings and Security Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the AT&T Savings and Security Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas	/s/ Ernst & Young LLP
June 19, 2015

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2014	2013
ASSETS
Cash	$-	$3

Investments at fair value (See Notes 3 and 4)	5,254,588	5,677,189

Notes receivable from participants	259,481	285,713
Receivable for investments sold	419	267
Participant contributions receivable	-	2,692
Employer contributions receivable	-	1,512
Dividends and interest receivable	-	1
Total Receivables	259,900	290,185

Total Assets	5,514,488	5,967,377

LIABILITIES
Administrative expenses payable	295	1,982
Due to broker for securities purchased	174	3,203

Total Liabilities	469	5,185

Net assets reflecting investments at fair value	5,514,019	5,962,192

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,966)	(27,803)

Net Assets Available for Benefits	$5,488,053	$5,934,389

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2013	$5,934,389

Additions to Net Assets:
Contributions:
Participant contributions	179,416
Employer contributions	91,336
Rollover contributions	37,634
308,386

Investment Income:
Net appreciation in fair value of investments	94,930
Dividends on AT&T common shares	118,549
Interest	18,954
232,433

Interest income on notes receivable from participants	11,592

Total Additions	552,411

Deductions from Net Assets:
Administrative expenses	4,582
Distributions	660,042

Total Deductions	664,624

Net decrease before transfers	(112,213)

Transfer to other qualified savings plan (See Note 1)	(334,121)
Transfer to affiliated plans	(2)

Net Assets Available for Benefits, December 31, 2014	$5,488,053

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).

The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In November 2014, as a result of the sale of AT&T's incumbent local exchange operations in Connecticut, $334,121 of participant accounts and balances, including outstanding loans, were transferred from the Plan to a successor plan sponsored by the acquirer.

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

During 2014, participants could invest their contributions in one or more of seven funds in 1% increments:

●	AT&T Shares Fund	●	Global Equity Fund
●	Bond Fund	●	Mid and Small Cap Stock Fund
●	Large Cap Stock Fund	●	International Stock Fund
●	Interest Income Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T's common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Vested matching contributions made to the Plan can be immediately diversified into any of the fund options above.   Unvested balances must remain in the AT&T Shares Fund until the participant becomes vested and are thus considered non-participant directed investments.  Unvested balances in the Plan were $156 at December 31, 2014 and $465 at December 31, 2013. In 2014, the Plan was amended effective January 1, 2015 to allow both vested and unvested funds to be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2014, Plan participants elected to receive $29,437 in dividend distributions. This amount is included in distributions on the Plan's Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant's individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The accounting and disclosure changes are effective for annual periods beginning after December 15, 2015. Management is currently evaluating this updated guidance.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	Quoted prices for similar assets and liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted market prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

	Plan Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
U.S. equity securities:
AT&T common stock	$2,008,865	$-	$-	$2,008,865
Money market/mutual funds	16,511	-	-	16,511
Large cap stock fund[1]	-	950,744	-	950,744
Global equity fund[2]	-	200,080	-	200,080
Mid and small cap fund[3]	-	579,146	-	579,146
International equity securities:
Global equity fund[2]	-	64,227	-	64,227
International stock fund[4]	-	264,906	-	264,906
Fixed income securities:
Bond fund[5]	-	335,920	-	335,920
Interest income fund:
Money market/mutual funds	14,406	-	-	14,406
Synthetic GICs:
Money market/mutual funds	6,267	-	-	6,267
U.S. government debt securities	6,299	439,889	-	446,188
Corporate debt securities:
Asset-backed securities	-	86,487	-	86,487
Commercial mortgage-backed securities	-	64,955	-	64,955
Collateralized mortgage obligations	-	1,925	-	1,925
Other corporate debt securities	-	205,041	-	205,041
Wrapper contract	-	164	-	164
Short-term investments	8,756	-	-	8,756
Total assets at fair value	$2,061,104	$3,193,484	$-	$5,254,588

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Plan Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
U.S. equity securities:
AT&T common stock	$2,325,271	$-	$-	$2,325,271
Money market/mutual funds	22,062	-	-	22,062
Large cap stock fund[1]	-	913,999	-	913,999
Global equity fund[2]	-	201,394	-	201,394
Mid and small cap fund[3]	-	589,472	-	589,472
International equity securities:
Global equity fund[2]	-	56,638	-	56,638
International stock fund[4]	-	301,966	-	301,966
Fixed income securities:
Bond fund[5]	-	338,976	-	338,976
Interest income fund:
Money market/mutual funds	50,450	-	-	50,450
Synthetic GICs:
Money market/mutual funds	4,033	-	-	4,033
U.S. government debt securities	-	599,480	-	599,480
Corporate debt securities:
Asset-backed securities	-	104,749	-	104,749
Commercial mortgage-backed securities	-	85,787	-	85,787
Collateralized mortgage obligations	-	2,441	-	2,441
Other corporate debt securities	-	77,408	-	77,408
Wrapper contract	-	182	-	182
Short-term investments	2,881	-	-	2,881
Total assets at fair value	$2,404,697	$3,272,492	$-	$5,677,189

Notes to Financial Statements (Continued)
(Dollars in Thousands)

1This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

2This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones Wilshire 5000 Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments. The fair value of the investments in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

5This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 4. INVESTMENTS

Investments representing 5% or more of Plan net assets at December 31 were:

	2014	2013
AT&T Shares Fund
AT&T common shares	$2,008,865	$2,325,271

Large Cap Stock Fund
BlackRock Equity Index Fund F	950,744	913,999

Bond Fund
BlackRock Government/Credit Bond Index Fund F	335,920	338,976

Mid and Small Cap Stock Fund
BlackRock Extended Equity Market Fund F	579,146	589,472

International Stock Fund
BlackRock EAFE Equity Index Fund F	*	301,966

*    Investment balance did not equal or exceed 5% at year-end

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

AT&T common stock	$(95,992)
Common/collective trust funds	190,922
Total	$94,930

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2014, the underlying assets had a fair value of $825,433 and a contract value of $799,467. At December 31, 2013, the underlying assets had a fair value of $924,530 and a contract value of $896,727. For the years ended December 31, 2014 and 2013, the average yield earned by the Plan on these contracts was 1.48% and 1.24%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 2.29% and 2.11%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2014 or 2013.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $164 at December 31, 2014 and $182 at December 31, 2013.

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants' principal and accrued interest are protected.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statements of Net Assets Available for Benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts," and totaled $(25,966) at December 31, 2014, and $(27,803) at December 31, 2013. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 5. RELATED PARTY TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 15, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the Plan has filed with the IRS for a new favorable determination letter on January 21, 2014, pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013

Net Assets Available for Benefits per the financial statements	$5,488,053	$5,934,389
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	25,966	27,803
Distributions payable to participants	(993)	(1,596)
Net Assets Available for Benefits per the Form 5500	$5,513,026	$5,960,596

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Distributions to participants per the financial statements	$660,042
Distributions payable to participants at December 31, 2013	(1,596)
Distributions payable to participants at December 31, 2014	993
Distributions to participants per the Form 5500	$659,439

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$552,411
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	25,966
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	(27,803)
Total income per the Form 5500	$550,574

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

AT&T Shares Fund
*	AT&T COMMON SHARES	59,805,455 SHARES	1,775,067	2,008,865
*	DREYFUS GOVERNMENT CASH	REGISTERED INVESTMENT
	MANAGEMENT FUND	COMPANY: 16,511,038 UNITS	16,511	16,511
	TOTAL SHARES FUND		1,791,578	2,025,376

Bond Fund
*	BLACKROCK GOVERNMENT/CREDIT	COMMON/COLLECTIVE TRUST
	BOND INDEX FUND F	FUND: 12,433,735 UNITS	**	335,920

Large Cap Stock Fund
*	BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 26,351,480 UNITS
			**	950,744

Interest Income Fund
*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97		2,931
	ABBEY NATIONAL TREASURY SERVIC	2.350% 09/10/2019 DD 09/10/14		1,918
	AEP TEXAS CENTRAL TRANSIT 1 A1	0.880% 12/01/2018 DD 03/14/12		1,810
	AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2020 DD 10/11/06		1,498
	AMERICAN EXPRESS CREDIT AC 2 A	0.680% 03/15/2018 DD 08/21/12		2,277
	ANHEUSER-BUSCH INBEV FINANCE I	2.150% 02/01/2019 DD 01/27/14		3,665
	APPLE INC	VAR RT 05/05/2017 DD 05/06/14		2,690
	ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10		2,706
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12		1,689
	BANK OF AMERICA AUTO TRUS 1 A4	1.030% 12/15/2016 DD 04/18/12		1,403
	BANK OF AMERICA CORP	2.600% 01/15/2019 DD 10/22/13		7,735
	BANK OF NOVA SCOTIA/THE	1.450% 04/25/2018 DD 04/25/13		816
	BANK OF TOKYO-MITSUBISHI 144A	1.450% 09/08/2017 DD 09/08/14		3,591
	BEAR STEARNS COMMERCIA PW11 A4	VAR RT 03/11/2039 DD 03/01/06		1,423
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06		1,696
	BEAR STEARNS COMMERCIA PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		66
	BEAR STEARNS COMMERCIAL T26 A4	VAR RT 01/12/2045 DD 04/01/07		2,002
	BP CAPITAL MARKETS PLC	2.237% 05/10/2019 DD 02/10/14		3,621
	CANADA GOVERNMENT INTERNATIONA	0.875% 02/14/2017 DD 02/14/12		1,701
	CAPITAL ONE MULTI-ASSET A1 A1	0.630% 11/15/2018 DD 02/01/13		5,096
	CAPITAL ONE MULTI-ASSET A7 A7	5.750% 07/15/2020 DD 09/28/07		1,558
	CARMAX AUTO OWNER TRUST 2 1 A3	0.890% 09/15/2016 DD 02/16/12		299
	CARMAX AUTO OWNER TRUST 2 2 A3	0.840% 03/15/2017 DD 06/13/12		477
	CARMAX AUTO OWNER TRUST 2 A4	0.840% 11/15/2018 DD 05/16/13		793
	CARMAX AUTO OWNER TRUST 3 A3	0.970% 04/16/2018 DD 08/08/13		852
	CENTERPOINT ENERGY TRANSI 1 A1	0.901% 04/15/2018 DD 01/19/12		1,845
	CHASE ISSUANCE TRUST A3 A3	0.790% 06/15/2017 DD 06/18/12		3,505
	CHASE ISSUANCE TRUST A5 A5	0.590% 08/15/2017 DD 09/13/12		3,901

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13	711
CITIGROUP COMMERCIAL MOR C6 A4	VAR RT 12/10/2049 DD 07/01/07	2,711
CITIGROUP INC	1.750% 05/01/2018 DD 05/01/13	7,116
COMCAST CORP	5.700% 05/15/2018 DD 05/07/08	3,547
COMMONWEALTH BANK OF AUSTRALIA	1.400% 09/08/2017 DD 09/08/14	3,904
COOPERATIEVE CENTRALE RAIFFEIS	2.125% 10/13/2015 DD 10/13/10	1,214
COUNCIL OF EUROPE DEVELOPMENT	2.750% 02/10/2015 DD 02/10/10	727
CREDIT SUISSE NEW YORK	VAR RT 05/26/2017 DD 05/28/14	3,546
DISCOVER CARD MASTER TRU A3 A3	0.860% 11/15/2017 DD 06/13/12	1,763
DISCOVER CARD MASTER TRU A1 A1	0.810% 08/15/2017 DD 02/08/12	2,241
EUROPEAN BANK FOR RECONSTRUCTI	2.750% 04/20/2015 DD 04/20/10	1,209
FEDERAL FARM CR BK CONS BD	1.500% 11/16/2015 DD 11/15/10	3,840
FEDERAL HOME LN MTG CORP	1.750% 09/10/2015 DD 09/10/10	5,051
FEDERAL HOME LN MTG CORP	2.500% 05/27/2016 DD 04/08/11	15,424
FEDERAL HOME LN MTG CORP	0.500% 05/13/2016 DD 03/07/13	8,657
FEDERAL NATL MTG ASSN	1.250% 09/28/2016 DD 08/19/11	7,274
FEDERAL NATL MTG ASSN	0.875% 10/26/2017 DD 09/24/12	1,720
FEDERAL NATL MTG ASSN	1.625% 10/26/2015 DD 09/27/10	6,068
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	25
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	13
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	4
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	10
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	4
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	9
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07	3
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	7
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	5
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	10
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	7
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07	4
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	4
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	44
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	13
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08	3
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	4
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	5
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08	5
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	2
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08	2
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	4
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	4
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	4

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08	3
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	3
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	7
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	9
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07	3
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	7
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	7
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	4
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07	2
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	43
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	18
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	20
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	9
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	13
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	8
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	19
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	60
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	4
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08	2
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	6
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	21
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	5
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	9
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	3
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	17
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	31
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	13
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	14
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	17
FHLMC POOL #G0-4754	6.000% 09/01/2038 DD 09/01/08	1
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	2
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	51
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	6
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09	1
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	5
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	24
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	5
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	9
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	14
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	20
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	22
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	81
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	459
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	1,245
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	1,541

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	978
FIFTH THIRD BANCORP	1.350% 06/01/2017 DD 04/25/14	3,621
REPUBLIC OF FINLAND 144A	1.125% 05/02/2017 DD 05/02/12	1,586
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	305
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	3,072
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	432
FNMA POOL #0AL2438	3.000% 09/01/2027 DD 09/01/12	1,335
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	190
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	166
FNMA GTD REMIC P/T 03-T3 2A6	VAR RT 05/25/2033 DD 02/01/03	492
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	558
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	806
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12	1,723
FNMA GTD REMIC P/T 12-118 VA	3.000% 05/25/2022 DD 10/01/12	2,061
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	1,544
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	1,369
FORD CREDIT AUTO OWNER TR A A4	1.150% 06/15/2017 DD 01/25/12	2,662
FORD CREDIT AUTO OWNER TR B A3	0.720% 12/15/2016 DD 04/25/12	241
GE CAPITAL COMMERCIAL MO C1 A4	VAR RT 03/10/2044 DD 03/01/06	2,364
GENERAL ELECTRIC CAPITAL CORP	1.625% 04/02/2018 DD 04/02/13	3,681
GNMA GTD REMIC P/T 12-43 AJ	3.000% 05/20/2038 DD 04/01/12	1,013
GOLDEN CREDIT CARD 4A A 144A	1.390% 07/15/2019 DD 07/25/12	2,490
GOLDEN CREDIT CARD TR 5A A 144A	0.790% 09/15/2017 DD 10/02/12	701
GS MORTGAGE SECURITIES GC5 A1	1.468% 08/10/2044 DD 10/01/11	399
HSBC USA INC	1.500% 11/13/2017 DD 11/13/14	2,819
HUNTINGTON NATIONAL BANK/THE	VAR RT 04/24/2017 DD 04/24/14	1,623
HYUNDAI AUTO RECEIVABLES A A3	0.560% 07/17/2017 DD 01/30/13	1,640
HYUNDAI AUTO RECEIVABLES B A4	1.010% 02/15/2019 DD 06/27/13	1,691
INTER-AMERICAN DEVELOPMENT BAN	1.125% 03/15/2017 DD 01/11/12	2,513
INTERNATIONAL BANK FOR RECONST	2.375% 05/26/2015 DD 05/26/10	2,522
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08	4,490
JP MORGAN CHASE COMMER CB20 A4	VAR RT 02/12/2051 DD 09/01/07	1,842
JP MORGAN CHASE COMMER LD12 A4	VAR RT 02/15/2051 DD 08/01/07	1,591
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	4,222
JPMBB COMMERCIAL MORTGA C14 A2	3.019% 08/15/2046 DD 08/01/13	725
JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07	7,468
KIMBERLY-CLARK CORP	VAR RT 05/19/2016 DD 05/22/14	2,074
LB-UBS COMMERCIAL MORTGA C6 A4	5.372% 09/15/2039 DD 09/11/06	2,114
LLOYDS BANK PLC	2.300% 11/27/2018 DD 11/27/13	3,634
MACQUARIE BANK LTD 144A	1.600% 10/27/2017 DD 10/27/14	1,341
MASTER CREDIT CARD T 2A A 144A	0.780% 04/21/2017 DD 10/31/12	1,290
MEDTRONIC INC 144A	1.500% 03/15/2018 DD 12/10/14	1,667
MERRILL LYNCH MORTGAGE CIP1 A4	VAR RT 07/12/2038 DD 08/01/05	1,210
METLIFE INC	VAR RT 12/15/2017 DD 09/15/14	576
MICROSOFT CORP	1.625% 09/25/2015 DD 09/27/10	747

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
MICROSOFT CORP	2.500% 02/08/2016 DD 02/08/11	2,170
MIZUHO BANK LTD 144A	1.700% 09/25/2017 DD 09/25/14	1,443
MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	7,354
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	1,256
MORGAN STANLEY CAPITAL HQ7 A4	VAR RT 11/14/2042 DD 11/01/05	2,027
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12	1,319
NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12	1,914
NISSAN AUTO RECEIVABLES 2 A A3	0.500% 05/15/2017 DD 01/16/13	906
NISSAN AUTO RECEIVABLES O B A4	1.310% 10/15/2019 DD 07/30/13	700
NISSAN AUTO RECEIVABLES O C A3	0.670% 08/15/2018 DD 12/11/13	3,591
OHIO PHASE-IN-RECOVERY FU 1 A2	2.049% 07/01/2020 DD 08/01/13	673
PACIFIC GAS & ELECTRIC CO	8.250% 10/15/2018 DD 10/21/08	602
ROYAL BANK OF CANADA	1.200% 09/19/2018 DD 09/19/12	1,690
SIMON PROPERTY GROUP LP	10.350% 04/01/2019 DD 03/25/09	2,420
SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	542
SOUTHERN CALIFORNIA EDISON CO	1.125% 05/01/2017 DD 05/09/14	2,244
SPAREBANK 1 BOLIGKREDITT 144A	2.300% 06/30/2018 DD 04/03/12	359
SWEDBANK HYPOTEK AB 144A	2.375% 04/05/2017 DD 03/23/12	513
SYSCO CORP	1.450% 10/02/2017 DD 10/02/14	2,123
TENNESSEE VALLEY AUTH BD	1.750% 10/15/2018 DD 09/27/13	707
TORONTO-DOMINION BANK/THE 144A	1.500% 03/13/2017 DD 03/13/12	705
TOYOTA AUTO RECEIVABLES 2 B A4	0.940% 11/15/2016 DD 09/28/11	314
U S TREASURY NOTE	1.500% 12/31/2018 DD 12/31/13	3,004
U S TREASURY NOTE	1.500% 01/31/2019 DD 01/31/14	11,004
U S TREASURY NOTE	1.750% 09/30/2019 DD 09/30/14	2,313
U S TREASURY NOTE	0.875% 11/15/2017 DD 11/15/14	8,758
U S TREASURY NOTE	1.500% 11/30/2019 DD 11/30/14	3,975
U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11	2,553
U S TREASURY NOTE	2.125% 02/29/2016 DD 02/28/11	5,102
U S TREASURY NOTE	1.500% 07/31/2016 DD 07/31/11	14,316
U S TREASURY NOTE	1.000% 08/31/2016 DD 08/31/11	8,967
U S TREASURY NOTE	1.375% 12/31/2018 DD 12/31/11	8,965
U S TREASURY NOTE	0.375% 01/15/2016 DD 01/15/13	3,002
U S TREASURY NOTE	0.375% 03/15/2016 DD 03/15/13	7,001
U S TREASURY NOTE	0.625% 04/30/2018 DD 04/30/13	7,838
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13	5,645
U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13	4,003
U S TREASURY NOTE	1.375% 06/30/2018 DD 06/30/13	5,010
U S TREASURY NOTE	0.875% 09/15/2016 DD 09/15/13	4,524
U S TREASURY NOTE	1.250% 10/31/2018 DD 10/31/13	6,955
U S TREASURY NOTE	1.625% 07/31/2019 DD 07/31/14	11,518
UBS AG/LONDON 144A	0.750% 03/24/2017 DD 03/26/13	1,298
UNITEDHEALTH GROUP INC	1.625% 03/15/2019 DD 02/28/13	3,598
WACHOVIA BANK COMMERCIA C29 A4	5.308% 11/15/2048 DD 12/01/06	1,753
WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	7,223

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
	WAL-MART STORES INC	1.000% 04/21/2017 DD 04/22/14	6,036
	WELLS FARGO COMMERCIAL LC5 A2	1.844% 10/15/2045 DD 09/01/12	2,246
	WFRBS COMMERCIAL MORTGA C14 A2	2.133% 06/15/2046 DD 06/01/13	1,360
			409,475

	MONUMENTAL LIFE INS CO WRAPPER	Synth GIC #MDA01262TR, IR***	164
*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97	3,336
	AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2020 DD 10/11/06	1,177
	AFRICAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/19/12	1,506
	AMERICAN EXPRESS CREDIT AC 2 A	0.680% 03/15/2018 DD 08/21/12	1,806
	APPLE INC	2.850% 05/06/2021 DD 05/06/14	2,097
	ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10	2,205
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12	1,337
	BANK OF AMERICA CORP	2.650% 04/01/2019 DD 04/01/14	4,029
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06	1,378
	BEAR STEARNS COMMERCIA PW16 A4	VAR RT 06/11/2040 DD 06/01/07	4,611
	BEAR STEARNS COMMERCIA PWR4 A3	VAR RT 06/11/2041 DD 06/01/04	53
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	2,002
	CANADA GOVERNMENT INTERNATIONA	0.875% 02/14/2017 DD 02/14/12	1,301
	CAPITAL ONE MULTI-ASSET A1 A1	0.630% 11/15/2018 DD 02/01/13	3,997
	CAPITAL ONE MULTI-ASSET A7 A7	5.750% 07/15/2020 DD 09/28/07	1,335
	CARMAX AUTO OWNER TRUST 2 2 A3	0.840% 03/15/2017 DD 06/13/12	437
	CARMAX AUTO OWNER TRUST 2 A4	0.840% 11/15/2018 DD 05/16/13	644
	CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	1,842
	CHASE ISSUANCE TRUST A3 A3	0.790% 06/15/2017 DD 06/18/12	3,304
	CHASE ISSUANCE TRUST A7 A7	2.160% 09/16/2024 DD 10/09/12	2,026
	CITIBANK CREDIT CARD ISS A2 A2	4.850% 03/10/2017 DD 03/09/05	6,050
	CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13	559
	CITIGROUP COMMERCIAL MOR C6 A4	VAR RT 12/10/2049 DD 07/01/07	3,470
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	1,840
	COMMERCIAL MORTGAGE TRU GG9 A4	5.444% 03/10/2039 DD 03/01/07	4,267
	CONOCOPHILLIPS CO	3.350% 11/15/2024 DD 11/12/14	227
	COOPERATIEVE CENTRALE RAIFFEIS	2.125% 10/13/2015 DD 10/13/10	1,113
	COUNCIL OF EUROPE DEVELOPMENT	2.750% 02/10/2015 DD 02/10/10	601
	CREDIT AGRICOLE LONDON 144A	2.500% 04/15/2019 DD 04/15/14	1,998
	CREDIT SUISSE/NEW YORK NY	3.000% 10/29/2021 DD 10/29/14	1,667
	DIAGEO CAPITAL PLC	1.500% 05/11/2017 DD 05/11/12	1,602
	DNB BOLIGKREDITT AS 144A	2.900% 03/29/2017 DD 03/29/11	205
	EUROPEAN BANK FOR RECONSTRUCTI	2.750% 04/20/2015 DD 04/20/10	907
	FEDERAL HOME LN MTG CORP	4.875% 06/13/2018 DD 06/13/08	2,795
	FEDERAL HOME LN MTG CORP	3.750% 03/27/2019 DD 03/27/09	9,360
	FEDERAL HOME LN MTG CORP	1.250% 08/01/2019 DD 07/30/12	2,945
	FEDERAL NATL MTG ASSN	4.875% 12/15/2016 DD 11/17/06	1,404
	FEDERAL NATL MTG ASSN	1.125% 04/27/2017 DD 03/01/12	4,324

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FEDERAL NATL MTG ASSN	0.875% 10/26/2017 DD 09/24/12	1,324
FEDERAL NATL MTG ASSN	0.875% 12/20/2017 DD 10/30/12	3,960
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	22
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	272
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	85
FHLMC POOL #A6-3940	6.000% 08/01/2037 DD 08/01/07	9
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07	14
FHLMC POOL #A6-4136	6.000% 08/01/2037 DD 08/01/07	3
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	27
FHLMC POOL #A6-4424	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	65
FHLMC POOL #A6-4475	6.000% 08/01/2037 DD 08/01/07	4
FHLMC POOL #A6-4548	6.000% 08/01/2037 DD 08/01/07	7
FHLMC POOL #A6-4907	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-5008	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	23
FHLMC POOL #A6-5398	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	55
FHLMC POOL #A6-5648	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07	17
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	42
FHLMC POOL #A6-6092	6.000% 09/01/2037 DD 09/01/07	3
FHLMC POOL #A6-6107	6.000% 09/01/2037 DD 09/01/07	9
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	30
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	66
FHLMC POOL #A6-8241	6.000% 11/01/2037 DD 11/01/07	17
FHLMC POOL #A6-8585	6.000% 11/01/2037 DD 11/01/07	12
FHLMC POOL #A6-8626	6.000% 11/01/2037 DD 11/01/07	4
FHLMC POOL #A6-8883	6.000% 11/01/2037 DD 11/01/07	7
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	45
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07	27
FHLMC POOL #A6-9293	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	24
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	274
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	80
FHLMC POOL #A6-9858	6.000% 12/01/2037 DD 12/01/07	2
FHLMC POOL #A6-9859	6.000% 12/01/2037 DD 12/01/07	6
FHLMC POOL #A7-0638	6.000% 12/01/2037 DD 12/01/07	5
FHLMC POOL #A7-1450	6.000% 01/01/2038 DD 01/01/08	5
FHLMC POOL #A7-2232	6.000% 02/01/2038 DD 01/01/08	3
FHLMC POOL #A7-2300	6.000% 01/01/2038 DD 01/01/08	4
FHLMC POOL #A7-4388	6.000% 03/01/2038 DD 03/01/08	4
FHLMC POOL #A7-5218	6.000% 04/01/2038 DD 03/01/08	7
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08	18
FHLMC POOL #A7-6467	6.000% 04/01/2038 DD 04/01/08	7

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	28
FHLMC POOL #A7-6474	6.000% 04/01/2038 DD 04/01/08	7
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	31
FHLMC POOL #A7-6481	6.000% 04/01/2038 DD 04/01/08	6
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08	34
FHLMC POOL #A7-7221	6.000% 05/01/2038 DD 05/01/08	8
FHLMC POOL #A7-7222	6.000% 05/01/2038 DD 05/01/08	14
FHLMC POOL #A7-7568	6.000% 06/01/2038 DD 05/01/08	13
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	14
FHLMC POOL #A7-7797	6.000% 05/01/2038 DD 05/01/08	2
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08	13
FHLMC POOL #A7-9755	6.000% 07/01/2038 DD 07/01/08	5
FHLMC POOL #A7-9846	6.000% 07/01/2038 DD 07/01/08	6
FHLMC POOL #A7-9875	6.000% 07/01/2038 DD 07/01/08	1
FHLMC POOL #A8-0885	6.000% 08/01/2038 DD 08/01/08	4
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	26
FHLMC POOL #A8-1346	6.000% 09/01/2038 DD 08/01/08	10
FHLMC POOL #A8-1466	6.000% 09/01/2038 DD 08/01/08	2
FHLMC POOL #A8-1618	6.000% 09/01/2038 DD 09/01/08	6
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	26
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08	10
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	25
FHLMC POOL #A8-2841	6.000% 11/01/2038 DD 10/01/08	9
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08	17
FHLMC POOL #A8-3804	6.000% 01/01/2039 DD 12/01/08	2
FHLMC POOL #A8-4518	6.000% 02/01/2039 DD 02/01/09	2
FHLMC POOL #A8-4705	6.000% 02/01/2039 DD 02/01/09	3
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	18
FHLMC POOL #A8-6739	6.000% 06/01/2039 DD 06/01/09	28
FHLMC POOL #A8-7819	6.000% 08/01/2039 DD 08/01/09	16
FHLMC POOL #A8-8869	6.000% 11/01/2038 DD 01/01/09	1
FHLMC POOL #A8-8904	6.000% 09/01/2039 DD 09/01/09	11
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	43
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	58
FHLMC POOL #C0-3838	3.500% 04/01/2042 DD 04/01/12	2,310
FHLMC POOL #C0-3850	3.500% 04/01/2042 DD 04/01/12	4,905
FHLMC POOL #C0-4322	3.500% 12/01/2042 DD 11/01/12	4,545
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07	20
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	45
FHLMC POOL #G0-3332	6.000% 10/01/2037 DD 09/01/07	5
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	47
FHLMC POOL #G0-3445	6.000% 11/01/2037 DD 10/01/07	3
FHLMC POOL #G0-3464	6.000% 11/01/2037 DD 10/01/07	9
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	26
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07	14

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #G0-3543	6.000% 11/01/2037 DD 11/01/07	9
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	271
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	110
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	128
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	54
FHLMC POOL #G0-3687	6.000% 01/01/2038 DD 12/01/07	7
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	80
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	48
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	120
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	377
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	27
FHLMC POOL #G0-3826	6.000% 01/01/2038 DD 01/01/08	6
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08	15
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	36
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	629
FHLMC POOL #G0-3951	6.000% 01/01/2038 DD 02/01/08	7
FHLMC POOL #G0-4080	6.000% 03/01/2038 DD 03/01/08	3
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	34
FHLMC POOL #G0-4185	6.000% 03/01/2038 DD 04/01/08	14
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	56
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	19
FHLMC POOL #G0-4316	6.000% 05/01/2038 DD 05/01/08	11
FHLMC POOL #G0-4410	6.000% 06/01/2038 DD 06/01/08	4
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	107
FHLMC POOL #G0-4447	6.000% 06/01/2038 DD 06/01/08	4
FHLMC POOL #G0-4552	6.000% 09/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4575	6.000% 08/01/2038 DD 08/01/08	2
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	197
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	82
FHLMC POOL #G0-4610	6.000% 07/01/2038 DD 08/01/08	5
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	88
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	109
FHLMC POOL #G0-4754	6.000% 09/01/2038 DD 09/01/08	5
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	13
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	319
FHLMC POOL #G0-4912	6.000% 10/01/2038 DD 11/01/08	6
FHLMC POOL #G0-5029	6.000% 09/01/2038 DD 11/01/08	7
FHLMC POOL #G0-5352	6.000% 02/01/2039 DD 03/01/09	7
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	38
FHLMC POOL #G0-5531	6.000% 08/01/2038 DD 07/01/09	14
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09	10
FHLMC POOL #G0-5830	6.000% 12/01/2039 DD 03/01/10	7
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	33
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	149
FHLMC POOL #G0-6218	3.500% 12/01/2040 DD 01/01/11	1,864

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #G0-6219	6.000% 05/01/2040 DD 01/01/11	20
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	34
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	55
FHLMC POOL #G0-6387	6.000% 11/01/2039 DD 04/01/11	13
FHLMC POOL #G0-6402	6.000% 03/01/2039 DD 04/01/11	9
FHLMC POOL #G0-6673	6.000% 11/01/2038 DD 08/01/11	9
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	90
FHLMC POOL #G0-6877	6.000% 05/01/2040 DD 01/01/12	12
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	126
FHLMC POOL #G0-6995	6.000% 05/01/2040 DD 04/01/12	25
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	135
FHLMC POOL #G0-7311	6.000% 05/01/2040 DD 02/01/13	24
FHLMC POOL #G0-7849	3.500% 05/01/2044 DD 10/01/14	4,634
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	1,769
FHLMC POOL #G0-8222	6.000% 09/01/2037 DD 09/01/07	4
FHLMC POOL #G0-8227	6.000% 10/01/2037 DD 10/01/07	3
FHLMC POOL #G0-8264	6.000% 04/01/2038 DD 04/01/08	4
FHLMC POOL #G0-8276	6.000% 06/01/2038 DD 06/01/08	9
FHLMC POOL #G1-4183	5.000% 07/01/2025 DD 06/01/11	710
FHLMC POOL #Q1-1246	3.500% 09/01/2042 DD 09/01/12	1,579
FHLMC POOL #Q1-4670	3.500% 01/01/2043 DD 01/01/13	3,357
FHLMC POOL #Q1-4879	3.500% 01/01/2043 DD 01/01/13	1,705
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	944
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	926
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	509
FHLMC MULTICLASS CTF K715 A2	2.856% 01/25/2021 DD 05/01/14	4,446
FHLMC MULTICLASS MTG	3.389% 03/25/2024 DD 06/01/14	3,063
FHLMC MULTICLASS MTG 2931 AM	4.500% 07/15/2019 DD 02/01/05	23
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	427
FHLMC MULTICLASS MTG 3626 MA	5.000% 02/15/2030 DD 01/01/10	216
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	786
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	1,243
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12	2,241
FNMA POOL #0555424	5.500% 05/01/2033 DD 04/01/03	2,591
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	2,954
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	156
FNMA POOL #0735141	5.500% 01/01/2035 DD 12/01/04	2,593
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11	925
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	1,805
FNMA POOL #0AB4282	3.000% 01/01/2027 DD 12/01/11	2,118
FNMA POOL #0AB9068	3.500% 04/01/2043 DD 03/01/13	3,032
FNMA POOL #0AE0218	4.500% 08/01/2040 DD 07/01/10	3,643
FNMA POOL #0AH3792	4.500% 02/01/2041 DD 01/01/11	2,543
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	2,559
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	1,654

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FNMA POOL #0AJ3109	4.000% 01/01/2042 DD 01/01/12	1,660
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	2,171
FNMA POOL #0AL0013	6.000% 04/01/2040 DD 02/01/11	938
FNMA POOL #0AL4323	4.500% 11/01/2043 DD 11/01/13	1,810
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	5,219
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	6,939
FNMA POOL #0AS1130	4.500% 11/01/2043 DD 10/01/13	3,498
FNMA POOL #0AS1587	4.500% 01/01/2044 DD 12/01/13	1,600
FNMA POOL #0AS1590	4.500% 01/01/2044 DD 12/01/13	895
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	4,770
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	2,270
FNMA POOL #0MA1614	4.500% 10/01/2043 DD 09/01/13	1,128
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	380
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	166
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	1,087
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05	1,443
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12	349
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	1,181
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	1,095
FORD CREDIT AUTO OWNER TR A A4	1.150% 06/15/2017 DD 01/25/12	1,204
FORD CREDIT AUTO OWNER TR B A3	0.720% 12/15/2016 DD 04/25/12	241
GE CAPITAL CREDIT CARD MAS 2 A	2.220% 01/15/2022 DD 02/02/12	3,497
GNMA GTD REMIC P/T 04-17 MA	5.000% 02/16/2032 DD 03/01/04	304
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	2,977
GNMA II POOL #0005082	4.500% 06/20/2041 DD 06/01/11	2,200
GNMA II POOL #0005115	4.500% 07/20/2041 DD 07/01/11	2,245
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	2,293
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	971
GOLDEN CREDIT CARD 4A A 144A	1.390% 07/15/2019 DD 07/25/12	1,992
GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13	1,061
HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13	1,041
HOWARD HUGHES MEDICAL INSTITUT	3.500% 09/01/2023 DD 07/22/13	345
HYUNDAI AUTO RECEIVABLES B A4	1.010% 02/15/2019 DD 06/27/13	1,551
HYUNDAI AUTO RECEIVABLES C A4	1.300% 02/15/2018 DD 10/05/11	2,815
INTER-AMERICAN DEVELOPMENT BAN	1.125% 03/15/2017 DD 01/11/12	2,111
INTERNATIONAL BANK FOR RECONST	2.375% 05/26/2015 DD 05/26/10	2,118
INTERNATIONAL BUSINESS MACHINE	3.625% 02/12/2024 DD 02/12/14	2,084
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08	3,031
JP MORGAN CHASE COMMER CB20 A4	VAR RT 02/12/2051 DD 09/01/07	1,409
JP MORGAN CHASE COMMER LD12 A4	VAR RT 02/15/2051 DD 08/01/07	1,245
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	3,367
JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13	844
JPMORGAN CHASE & CO	3.250% 09/23/2022 DD 09/24/12	2,489
KING INTERNATIONAL LEASING LLC	2.754% 10/15/2022 DD 11/17/10	1,207
KKR GROUP FINANCE CO LLC 144A	6.375% 09/29/2020 DD 09/29/10	466

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08	1,433
LB-UBS COMMERCIAL MORTGA C7 A2	5.300% 11/15/2038 DD 11/11/06	2,854
MACQUARIE BANK LTD 144A	2.600% 06/24/2019 DD 06/24/14	882
MASTER CREDIT CARD T 2A A 144A	0.780% 04/21/2017 DD 10/31/12	1,290
MEDTRONIC INC 144A	2.500% 03/15/2020 DD 12/10/14	326
MEDTRONIC INC 144A	3.150% 03/15/2022 DD 12/10/14	532
MICROSOFT CORP	1.625% 09/25/2015 DD 09/27/10	706
MICROSOFT CORP	2.500% 02/08/2016 DD 02/08/11	1,935
MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14	2,990
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	988
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12	1,319
NBCUNIVERSAL MEDIA LLC	2.875% 04/01/2016 DD 04/01/11	1,974
NCUA GUARANTEED NOTES T C1 APT	2.650% 10/29/2020 DD 11/10/10	1,225
NETWORK RAIL INFRASTRUCTU 144A	0.875% 01/20/2015 DD 01/20/12	670
NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12	1,914
NISSAN AUTO RECEIVABLES 2 A A3	0.500% 05/15/2017 DD 01/16/13	726
NISSAN AUTO RECEIVABLES O B A4	1.310% 10/15/2019 DD 07/30/13	1,110
NORDDEUTSCHE LANDESBANK G 144A	0.875% 10/16/2015 DD 10/16/12	606
PRECISION CASTPARTS CORP	2.500% 01/15/2023 DD 12/20/12	1,035
PRESIDENT AND FELLOWS OF HARVA	2.300% 10/01/2023 DD 05/06/13	619
ROYAL BANK OF CANADA	1.200% 09/19/2018 DD 09/19/12	1,303
ROYAL BANK OF SCOTLAND PLC/THE	5.625% 08/24/2020 DD 08/24/10	1,993
SAN CLEMENTE LEASING LLC	3.030% 11/22/2022 DD 12/08/10	1,175
SCHLUMBERGER INVESTMENT S 144A	3.300% 09/14/2021 DD 09/14/11	1,386
SLM STUDENT LOAN TRUST 20 8 A4	VAR RT 01/25/2028 DD 09/20/05	5,357
SPAREBANK 1 BOLIGKREDITT 144A	2.300% 06/30/2018 DD 04/03/12	256
SPAREBANK 1 BOLIGKREDITT 144A	1.750% 11/15/2020 DD 11/16/12	695
SWEDBANK HYPOTEK AB 144A	2.375% 04/05/2017 DD 03/23/12	411
SYSCO CORP	3.000% 10/02/2021 DD 10/02/14	711
TENNESSEE VALLEY AUTH BD	3.875% 02/15/2021 DD 02/08/11	2,935
U S TREASURY BILL	0.000% 04/02/2015 DD 04/03/14	6,299
U S TREASURY BOND	3.375% 05/15/2044 DD 05/15/14	1,126
U S TREASURY BONDS	3.750% 11/15/2043 DD 11/15/13	481
U S TREASURY NOTE	2.125% 01/31/2021 DD 01/31/14	5,075
U S TREASURY NOTE	2.000% 02/28/2021 DD 02/28/14	1,007
U S TREASURY NOTE	2.375% 08/15/2024 DD 08/15/14	7,028
U S TREASURY NOTE	2.125% 09/30/2021 DD 09/30/14	3,742
U S TREASURY NOTE	0.500% 09/30/2016 DD 09/30/14	18,079
U S TREASURY NOTE	0.875% 11/15/2017 DD 11/15/14	8,858
U S TREASURY NOTE	1.875% 11/30/2021 DD 11/30/14	4,573
U S TREASURY NOTE	0.625% 12/31/2016 DD 12/31/14	699
U S TREASURY NOTE	1.750% 10/31/2018 DD 10/31/11	1,519
U S TREASURY NOTE	1.125% 05/31/2019 DD 05/31/12	2,947
U S TREASURY NOTE	1.375% 05/31/2020 DD 05/31/13	1,668
U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13	5,504

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
	U S TREASURY NOTE	0.375% 06/30/2015 DD 06/30/13		11,015
	U S TREASURY NOTE	2.000% 07/31/2020 DD 07/31/13		3,544
	U S TREASURY NOTE	1.750% 10/31/2020 DD 10/31/13		1,991
	U S TREASURY NOTE	2.125% 06/30/2021 DD 06/30/14		10,121
	U S TREASURY NOTE	0.500% 07/31/2016 DD 07/31/14		2,001
	UBS AG/LONDON 144A	0.750% 03/24/2017 DD 03/26/13		998
	UBS-BARCLAYS COMMERCIAL C6 A4	3.244% 04/10/2046 DD 04/01/13		867
	UNION BANK NA	2.250% 05/06/2019 DD 05/06/14		1,445
	UNITEDHEALTH GROUP INC	2.750% 02/15/2023 DD 10/22/12		2,036
	VENDEE MORTGAGE TRUST 199 1 2Z	7.750% 05/15/2022 DD 06/01/92		700
	WACHOVIA BANK COMMERCIA C29 A4	5.308% 11/15/2048 DD 12/01/06		1,341
	WALT DISNEY CO/THE	1.100% 12/01/2017 DD 11/30/12		1,416
	WELLS FARGO COMMERCIAL LC5 A3	2.918% 10/15/2045 DD 09/01/12		2,518
	WELLS FARGO COMMERCIAL LC5 ASB	2.528% 10/15/2045 DD 09/01/12		972
	WESTPAC BANKING CORP 144A	1.375% 07/17/2015 DD 07/17/12		1,115
				401,552

*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 14,405,844 UNITS		14,406

	TOTAL INTEREST INCOME FUND		**	825,433

Global Equity Fund
*	BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 12,712,524 UNITS		200,080
*	BLACKROCK EAFE EQUITY MARKET INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 4,080,771 UNITS		64,227
	TOTAL GLOBAL EQUITY FUND		**	264,307

Mid and Small Cap Stock Fund
*	BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 11,824,440 UNITS	**	579,146

International Stock Fund
*	BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 7,885,541 Units	**	264,906

Interest Bearing Cash
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 8,755,716 UNITS	**	8,756

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

Loan Fund
*	LOANS TO PLAN PARTICIPANTS	4.24% - 10.50%	**	259,481

TOTAL				5,514,069

*	Party-in-interest
**	Participant-directed investment, cost not required
***	Wrapper agreement, no stated maturity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 19, 2015

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm